 e

eE

Exhibit 99.1

Sep 10,2025 ev°gene Al-first discovery platform generating multi-parameter molecules REAL-WORLD INNOVATION REAL-WORLD INNOVATION for a better future

FORWARD LOOKING STATEMENT This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the "Company"), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as "believe", "expect", "anticipate", "should", "planned", "estimated", "intend" and "potential" or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel and Hamas and any further adverse impact that it may have on economic activity in Israel due to the calling up of a large number of reserve soldiers or the incurrence of debt to pay for the high cost of the war, and any accompanying future uncertainties for the security of the Company's operations in southern Israel, as well as those additional factors described in greater detailin Evogene's Annual Report on Form 20-F and in other reports Evogene files with and furnishes to the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading "Risk Factors". Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract or commitment relating thereto or to the securities of the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

THERE IS A GAP BETWEEN REAL-WORLD CHALLENGES AND INNOVATIVE SOLUTIONS

UTILIZING Al AND ADVANCED PROPRIETARY ALGORITHMS TO DELIVER INNOVATIVE SMALL MOLECULES, TAILORED TO REAL-WORLD COMMERCIAL PRODUCT NEEDS

WE CALL IT: REAL-WORLD INNOVATION

EVOGENE PIONEERS REAL-WORLD INNOVATION Using a proprietary generative Al engine, we design highly potent and novel small molecules, optimized across multiple-parameters, for the pharmaceutical and ag-chemical industries

OUR STORY IN 3 SENTENCES GEN Al ENGINE REVOLUTIONIZING AG PIONEERING IN PHARMA Design of small molecules with high probability of success Proven results with strategic collaborations Differentiated tech offering that fits market demand

THE DISCOVERY & OPTIMIZATION CHALLENGE DESIGN THE RIGHT CANDIDATES TO REACH THE MARKETDISCOVERY & OPTIMIZATION 1 EARLY ADVANCED APPROVED lc.n DEVELOPMENT DEVELOPMENT PRODUCT LEAD OPTIMIZATIONPHARMA AG | PRECLINICAL | SAFETY & ENVIROMENT CLINICAL FIELD TESTING

LESS THAN 10% OF MOLECULES TESTED IN CLINICAL TRIALS MAKE IT TO MARKET Discovery & optimization are the critical stages for increasing market success probability

THE MULTI-PARAMETER OPTIMIZATION CHALLENGE Creating a molecule that will succeed through all development phases requires balancing in advance multiple, often competing, parameters THE CHALLENGE FOR TRADITIONAL METHODS: • Optimization typically limited to a small number of parameters • Cannot address multiple¬parameters simultaneously Requires lengthy, resource¬intensive iterative cycles

INTRODUCING CHEMPASS Al: A MULTI-PARAMETER DESIGN ENGINE FOR REAL-WORLD INNOVATION MULTI-PARAMETER OPTIMIZATION Optimizes multiple-parameters simultaneously, adapted to project specific chemical, biological, and physical constraints, increasing probability of success NOVEL MOLECULAR STRUCTURES Based on 38B molecules, expanding far beyond traditional libraries, tapping into one of the largest searchable chemical universes HIGHLY POTENT Al-first designed molecules optimized through targeted experimental validation

CHEMPASS Al: A MULTI-PARAMETER DESIGN ENGINE FOR REAL-WORLD INNOVATION CHEMPASS Al TRANSFORMS TRADITIONAL METHODS: • Optimization of diverse product specific parameters • Addresses multiple constraints simultaneously • Minimizes lengthy, resource-intensive iterative cycles

Google Cloud Making breakthroughs in life sciences smarter and faster GOOGLE CLOUD x EVOGENE BREAKING NEW GROUND IN AI-FIRST MOLECULE DESIGN TRANSFORMATIVE PARTNERSHIP Combining Evogene's proprietary Al foundation model, with Google Cloud's world-class infrastructure to scale revolutionary molecular discovery ACCELERATED INNOVATION Google's infrastructure enabled efficient use of a massive dataset starting with millions and ultimately reaching a training set of approximately 38 billion molecular structures 3x IMPROVED ACCURACY Optimization across multiple-parameters reached 9096 precision (vs. 2996 in traditional GPT Al-model) "We're pleased to collaborate with Evogene's innovation in Al- powered molecule design. Their progress with ChemPass Al highlights the strength of pairing advanced Al infrastructure with deep scientific insight. We look forward to seeing the impact of this new model in drug discovery and agriculture." BOAZ MAOZ, MANAGING DIRECTOR, GOOGLE CLOUD ISRAEL

CHEMPASS Al FOUNDED BY PROPRIETARY TECHNOLOGY BOOSTING PROBABILITY OF SUCCESSCHEMPASS Al FOUNDED BY PROPRIETARY TECHNOLOGY BOOSTING PROBABILITY OF SUCCESS

DELIVERING REAL-WORLD INNOVATION THROUGH TWO STRATEGIC MARKET DIVISIONSPHARMA DIVISION Chem rTassAI AG DIVISION VIAAGPLENUS EXTERNAL COLLABORATIONS oo© Metabolic Disease TEL AVIV UNIVERSITY INTERNAL PIPELINE Undisclosed STRATEGIC COLLABORATION Herbicides ifeCORTEVA Herbicides INTERNAL PIPELINE Wheat Blotch

OUR STORY IN 3 SENTENCESGEN Al ENGINE REVOLUTIONIZING AG PIONEERING IN PHARMA Proven results with strategic collaborations Differentiated tech offering that fits market demand Design of small molecules with high probability of success

AG ACTIVITY Via AgPlenus A GROWING MARKET WITH PLENTY OF ROOM FOR INNOVATION Increase of pest resistance & regulatory requirements Urgent need for new Modes of Action (MoAs) 3 Decreased rate in discovery of new pesticides due to lack of innovation 17 Company calculation based on: 1) Data Bridge Market Research 2) Fortune Business Insights 3) Data Bridge$43.3B BROAD SPECTRUM HERBICIDES $22.2B FUNGICIDES FOR MAJOR DISEASES2 $22.3B BROAD SPECTRUM INSECTICIDES3

COMPUTATIONAL CHEMISTRY CAN CREATE REAL-WORLD IMPACT IN AGRICULTURE

STRATEGIC COLLABORATIONS"Bringing together AgPlenus' expertise with Bayer's CropKey approach to crop protection innovation will help accelerate the delivery of essential, sustainable, and affordable solutions to farmers and set a new benchmark in the industry." Rachel Rama, Head of Small Molecules, Crop Science division Development of new sustainable Mode-of-Action broad spectrum, herbicide Demonstrated high weed control efficacy and good tolerance in corn CORTEVA agriscience "The collaboration with AgPlenus has accelerated the identification of a class of herbicide chemistry that targets a new mode- of-action for weed control, something the industry has been lacking for decades." Development of novel herbicides Demonstrated weed growth reduction in post emerg

INTERNAL PIPELINE WHEAT BLOTCH DISRUPTING A S1.2B PROBLEM AT RECORD SPEED • 7096 of EU fungicide usage in wheat is for Wheat Blotch1 • EU market alone >$1.2B annually1 • Widespread resistance to current top products ('Strobilurins') with 2024 sales of $4.59B2 APTF-4 PRESENTS STRONG POTENTIAL FOR REAL-WORLD INNOVATION Shows clear concentration¬dependent antifungal efficacy Ongoing optimization to enhance potency 18 months from target to optimized hit

OUR STORY IN 3 SENTENCESGEN Al ENGINE REVOLUTIONIZING AG PIONEERING IN PHARMA Proven results with strategic collaborations Differentiated tech offering that fits market demand Design of small molecules with high probability of success

PHARMA DIVISION GROWING OPPORTUNITY IN AI-DRUG DISCOVERY Account for 58% Of total pharmaceutical market ($1,344B) Al-based candidates in pipeline >60 150% CAGR in last 3 years Discovery market expected to reach $190.68B by 2034

THE DISCOVERY AND OPTIMIZATION CHALLENGE DEVELOPING CANDIDATES THAT WILL REACH THE MARKET CANDIDATE CUMULATIVE PROBABILITY OF SUCCESS 23 https://pmc.ncbi.nlm.nih.gov/articles/PMC9293739

CHEMPASS Al: DRIVING HIGHER CUMULATIVE PROBABILITY OF SUCCESS PRE-CLINICAL TEST

PHARMA DIVISION

THE KEY FOR SUCCESS –STRATEGIC PARTNERSHIPS / INTERNAL EXPERTISE
TAILORED TO EACH CHALLENGE & OPTIMIZED FOR SUCCESS


TARGET PREPROCESSING
HIT SCREENING
HIT-TO-LEAD
LEAD OPTIMIZATION

CHEMPASS AI	PARTNER / INTERNAL EXPERTISE
Literature search, data preprocessing and target modeling	Target elucidation and biological interpretation
Identify potential hits using PointHit	Purchase hits and test activity and selectivity
Identify elaborated analogs using ActiveSearch	Purchase analogs and test activity and selectivity
Generate novel leads using LeadOptGPT	Synthesis of novel leads and validation

25 evogene

SHOWCASING SYSTEM CAPABILITIES: MOLECULAR GLUE CASE STUDY PARTNERSHIP WITH LEADING BIOTECH To develop first-in-class molecular glue therapeutics NOVEL TARGET: Protein-protein interaction, considered highly challenging CHEMPASS Al GENERATED 150 MOLECULES WITH PROMISING RESULTS • 10096 novelty (not in DBs or patents) • Synthesizability confirmed • 9396 uniqueness • 9296 validity (chemically viable) • 6x improvement in binding prediction accuracy

MORE REAL-WORLD INNOVATION IN AG AND PHARMA MEANS A BETTER WORLD FOR ALL

REAL-WORLD INNOVATION
Unique technology to create novel small molecules

AI-FIRST, FROM HIT TO LEAD
Integrating proprietary technology across the entire discovery pipeline

HIGHER PROBABILITY OF SUCCESS
90% of molecules generated meet all predefined parameters


evogene
Real-world innovation

MULTI-PARAMETER OPTIMIZATION
Balancing ~20 constrains simultaneously using ChemPass AI

UNLIMITED INNOVATION
Based on ~38B molecule structures

PROVEN IN AG PIONEERING IN PHARMA
Real-world impact where it matters most

28 evogene

REAL-WORLD INNOVATION for a better future